

August 27, 2013

Via E-Mail
Mr. Timothy Spence
Chief Financial Officer
HASCO Medical, Inc.
15928 Midway Road
Addison, TX 75001

     Re: **HASCO Medical, Inc.**
             Form 10-K for the Year Ended December 31, 2012
             Filed March 29, 2012
             Correspondence submitted July 9, 2013
             File No. 000-52422

Dear Mr. Spence:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Results of Operations, page 20

1.   Revise the tabular presentation of revenue to disclose the amounts of revenue earned that are attributable to each of the following: wheelchair van sales, wheelchair van services (other than rental), wheelchair van rentals, medical supplies and equipment and medical services. Expand the discussion of Net Revenue to explain the year-to-year differences between each category of revenue presented in the table.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-5

2. We note your response to comment 2 in our letter dated June 25, 2013. Please revise the revenue recognition policy note to plainly disclose that you recognize revenue related to product sales and the related conversion services after the sales contract is executed or upon delivery to the customer. Please provide us with a draft of your proposed revisions.

3. Based on your response to comment 2 we note that service revenue is material to your total revenues in 2012. Please separately present revenue from products and services in future filings. To the extent material please further separate service revenue originating from conversions, vehicle rentals and other sources.

Consolidated Statements of Cash Flows, page F-7

4. Note that borrowings and payments on the floor plan financing note payable and the revolving credit facility should be recorded on a gross basis in the statement of cash flows unless the original maturity of the note payable or the facility is three months or less. Please refer to ASC 230-10-45-9 and revise the financial statements. Note also that you are not substantively holding or disbursing cash on behalf of your customers. The liquidity section of Management's Discussion and Analysis should also be revised.

5. We note your response to comment 6 in our letter dated June 25, 2013. The agreement at exhibit 10.5 of the amended Form 8-K filed May 1, 2012 appears to be a guaranty agreement for the benefit of Mobility Freedom and not the original floor plan financing note. Please advise or provide the floor plan financing note in a periodic report.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8

6. In your responses to comment 3 in the letter dated June 25, 2013 and comment 6 in the letter dated May 17, 2013 you stated you neither paid nor received any cash to purchase Mobility Freedom and Ride-Away. In paragraphs 5 and 7 of this footnote you unequivocally disclose the Company paid $1.85 million in cash to selling shareholders of Mobility Freedom and $500,000 in cash to the selling shareholder of Ride-Away. In your amended filings please revise the disclosures to accurately and consistently describe the involvement of a third and related party in financing these acquisitions.

Note 4 – Intangible Property, page F-15

7. We note your response to comment 7 in our letter dated June 25, 2013. Please describe in detail your process for identifying the intangible assets recorded in your acquisition of Mobility Freedom. Specifically tell us your accounting basis for identifying intangible assets you describe as software, website, location value and infrastructure-procedures manuals and records. In doing so tell us how each asset lacks any physical substance and

Mr. Timothy Spence
HASCO Medical, Inc.
August 27, 2013
Page 3

        also satisfies either the separability criterion or the contractual-legal criterion to be an intangible asset. See ASC 805-20-25-10. If, after further reconsideration, you conclude they do not satisfy the criteria to be intangible assets tell us how your consideration to re-allocate these amounts to other assets acquired or goodwill, as applicable.

8.   We note your request that you not be required to disclose the individual major intangible assets by class. ASC 350-20-50- and 30-50 requires specific goodwill and intangible assets disclosures to be included in the footnotes to your financial statements. In the amendment to your Form 10-K please revise to disclose the amounts ultimately assigned to goodwill and major intangible asset classes as well as other applicable requirements in Subtopics 350-20-50- and 30-50.

Note 6 – Related Party Transactions

9.   Please revise to disclose the nature of the relationship of the related party note issued for $500,000 to acquire Ride-Away and $2 million to acquire Mobility Freedom as well as other applicable disclosures in ASC 850-10-50-1.

       You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3871 if you have questions regarding the comments.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining